EXHIBIT 16.1

BDO LETTER

Tel: 604 534 8691 Fax: 604 534 8900 www.bdo.ca	BDO Canada LLP 220, 19916 64th Avenue Langley, BC V2Y 1A2 Canada

March 15, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

Ladies and Gentlemen:

We have been furnished with a copy of the response to Form 6K for the event that occurred on March 1, 2012 to be filed by our former client, Power Resource Exploration Inc.  We agree with the statements made in response to the Change in Registrant’s Certifying Accountants insofar as they relate to our Firm.

Very truly yours,

(signed) “BDO Canada LLP”

Chartered Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.